EXHIBIT 12.1
INSULET CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Insulet Corporation’s computation of ratios of earnings to fixed charges:

						Three Months Ended
	2006	2007	2008	2009	2010	March 31, 2011	March 31, 2010
Earnings
(Loss) before income taxes	$(36,172)	$(53,539)	$(94,771)	$(72,344)	$(61,159)	$(9,848)	$(14,491)
Adjustments:
Accretion	—	—	—	—	—	—	—
Capitalized interest	—	(710)	(363)	(106)	(202)	(76)	(46)

Adjusted (loss) before income taxes	(36,172)	(54,249)	(95,134)	(72,450)	(61,361)	(9,924)	(14,537)
Add: Fixed charges	1,934	3,935	7,743	13,440	22,990	2,712	3,855

Loss adjusted for fixed charges	$(34,238)	$(50,314)	$(87,391)	$(59,010)	$(38,371)	$(7,212)	$(10,682)

Fixed Charges
Interest Expense	1,838	3,160	7,224	13,226	22,694	2,612	3,785
Capitalized interest	—	710	363	106	202	76	46
Amortization of convertible notes offering cost	—	—	—	—	—	—	—
Estimated interest portion of rent expense	96	65	156	108	94	—	—

Total Fixed Charges	$1,934	$3,935	$7,743	$13,440	$22,990	$2,712	$3,855

Ratio of earnings to fixed charges (1)	(17.7)	(12.8)	(11.3)	(4.4)	(1.7)	(2.7)	(2.8)

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $36.2 million in 2006, $54.2 million in 2007, $95.1 million in 2008, $72.5 million in 2009, $61.4 million in 2010, $9.9 million in the three months ended March 31, 2011 and $14.5 million in the three months ended March 31, 2010.

						Three Months Ended
	2006	2007	2008	2009	2010	March 31, 2011	March 31, 2010
Loss adjusted for fixed charges	34,238	50,314	87,391	59,010	38,371	7,212	10,682